UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER 1-3834
CUSIP NUMBER 211615 30 7

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	September 27, 2014
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Continental Materials Corporation
Full Name of Registrant

Former Name if Applicable

200 South Wacker Drive, Suite 4000
Address of Principal Executive Office (Street and Number)

Chicago, Illinois 60606
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Without unreasonable effort or expense, the Company is not able to complete its financial statements and related disclosures to be included in its Quarterly Report on Form 10-Q for the fiscal quarter ended September 27, 2014. The Company closed its Pueblo Colorado aggregate operation during September 2014. The Company is in the process of determining the charges to be taken with regard to the closure including obtaining an independent bid of the cost to reclaim the property. The Company expects to file the Form 10-Q within the five calendar day extension period granted by Rule 12b-25(b). In addition, the Company has filed suit in federal court in Denver, Colorado seeking, among other things, to rescind the sand and gravel lease and to recover approximately $1,259,000 of royalties paid in error. In addition, the Company defaulted on the Minimum Tangible Net Worth covenant and the Minimum Fixed Charge Coverage Ratio covenant contained in its Credit Agreement for the period ended September 27, 2014. The Company is in the process of obtaining an Amendment to the Credit Agreement from its senior lender which will include a waiver with respect to such defaults. The Amended Credit Agreement will also modify other amounts, terms and conditions.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Joseph J. Sum		(312) 541-7200
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☒ Yes ☐ No

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company closed its Pueblo Colorado aggregate operation at the end of September 2014. The Company is in the process of determining the charges to be taken with regard to the closure including obtaining an independent bid of the cost to reclaim the property. The Company expects to file the Form 10-Q within the five calendar day extension period granted by Rule 12b-25(b).

Continental Materials Corporation

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 12, 2014	By:	/s/ Joseph J. Sum
		Name:	Joseph J. Sum
		Title:	Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).